Filed by Superior Energy Services, Inc.

(Commission File No. 001-34037)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Superior Energy Services, Inc.

(Commission File No. 001-34037)

Superior Energy Services – Fourth Quarter and Full Year 2019 Results

February 19, 2020

The Company incurred a net loss from continuing operations for the fourth quarter of 2019 of $6.2 million, or $0.42 per share, on revenue of $336.1 million. This compares to a net loss from continuing operations of $20.5 million, or $1.31 per share, for the third quarter of 2019, on revenue of $356.6 million and a net loss from continuing operations of $317.0 million, or $20.51 per share for the fourth quarter of 2018, on revenue of $389.4 million.

As previously announced, during the fourth quarter of 2019, the Company exited its hydraulic fracturing operations. The financial results of this service line have historically been included in the Onshore Completion and Workover Services segment, and are reflected in discontinued operations for the fourth quarter of 2019 and prior period results reported herein. Loss from discontinued operations was $92.4 million, $17.9 million, and $433.2 million for the fourth quarter of 2019, third quarter of 2019, and fourth quarter of 2018, respectively.

The Company reported pre-tax charges of $2.9 million in restructuring costs and $3.1 million in connection with the previously announced strategic transaction with Forbes Energy Services Ltd. (OTCQX: FLSS) (“Forbes”). The resulting adjusted net loss from continuing operations for the fourth quarter of 2019 was $1.6 million, or $0.11 per share.

For the year ended December 31, 2019, the Company’s net loss from continuing operations was $77.8 million, or $5.05 per share, on revenue of $1,425.4 million as compared with a net loss from continuing operations of $427.4 million, or $27.69 per share, on revenue of $1,478.9 million for the year ended December 31, 2018. Loss from discontinued operations was $178.0 million and $430.7 million for the year ended December 31, 2019 and 2018, respectively.

Fourth Quarter 2019 Geographic Breakdown

U.S. land revenue was $137.9 million in the fourth quarter of 2019, a decrease of 15% as compared with revenue of $162.5 million in the third quarter of 2019, and a 33% decrease compared to revenue of $207.0 million in the fourth quarter of 2018. U.S. offshore revenue remained flat at $95.3 million as compared with the third quarter of 2019 revenue, and increased by 6% from revenue of $89.5 million in the fourth quarter of 2018. International revenue of $103.0 million increased by 2% as compared with revenue of $101.1 million in the third quarter of 2019 and increased 11% as compared to revenue of $92.9 million in the fourth quarter of 2018.

Drilling Products and Services Segment

The Drilling Products and Services segment revenue in the fourth quarter of 2019 was $98.6 million, an 11% decrease from third quarter 2019 revenue of $111.2 million and a 6% decrease from fourth quarter 2018 revenue of $105.3 million.

U.S. land revenue decreased 22% to $36.3 million, U.S. offshore revenue was flat at $34.0 million and international revenue decreased 8% to $28.3 million.

Onshore Completion and Workover Services Segment

The Onshore Completion and Workover Services segment revenue in the fourth quarter of 2019 was $67.6 million, an 11% decrease from third quarter 2019 revenue of $76.0 million, and a 36% decrease from fourth quarter 2018 revenue of $105.2 million.

Production Services Segment

The Production Services segment revenue increased in the fourth quarter of 2019 by 2% to $100.6 million from $98.7 million in the third quarter of 2019, and decreased by 8% from fourth quarter 2018 revenue of $109.9 million.

U.S. land revenue was $26.2 million, a 20% decrease from third quarter revenue of $32.6 million. U.S. offshore revenue decreased 20% sequentially to $14.6 million and international revenue increased by 25% sequentially to $59.8 million.

Technical Solutions Segment

The Technical Solutions segment revenue in the fourth quarter of 2019 was $69.3 million, a 2% decrease from third quarter 2019 revenue of $70.7 million and remained flat when compared to the fourth quarter 2018 revenue of $69.0 million.

U.S. land revenue increased 7% sequentially to $7.8 million. U.S. offshore revenue increased 14% sequentially to $46.6 million and international revenue decreased 34% sequentially to $14.9 million.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,		September 30,	December 31,
	2019	2018	2019	2019	2018
Revenues	$336,072	$389,447	$356,585	$1,425,369	$1,478,857
Cost of services and rentals (exclusive of depreciation, depletion, amortization and accretion)	223,570	248,394	231,927	925,082	970,488
Depreciation, depletion, amortization and accretion	43,741	65,478	45,162	196,459	278,439
General and administrative expenses	65,211	72,422	60,866	268,226	276,468
Reduction in value of assets	—	322,713	9,571	17,185	322,713

Income/(Loss) from operations	3,550	(319,560)	9,059	18,417	(369,251)
Other income (expense):
Interest expense, net	(24,038)	(24,745)	(24,505)	(98,312)	(99,477)
Other income (expense)	1,993	2,717	(3,353)	(2,484)	(1,678)

Loss from continuing operations before income taxes	(18,495)	(341,588)	(18,799)	(82,379)	(470,406)
Income taxes	(12,333)	(24,574)	1,708	(4,626)	(43,003)

Net loss from continuing operations	(6,162)	(317,014)	(20,507)	(77,753)	(427,403)
Income (loss) from discontinued operations, net of income tax	(92,362)	(433,171)	(17,934)	(177,968)	(430,712)

Net loss	$(98,524)	$(750,185)	$(38,441)	$(255,721)	$(858,115)

Basic and Diluted loss per share:
Net loss from continuing operations	$(0.42)	$(20.51)	$(1.31)	$(5.05)	$(27.69)
Loss from discontinued operations	(6.26)	(28.03)	(1.15)	(11.56)	(27.90)

Net loss	$(6.68)	$(48.54)	$(2.46)	$(16.61)	$(55.59)

Weighted average common shares:
Basic and Diluted	14,745	15,454	15,657	15,393	15,437

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$272,624	$158,050
Accounts receivable, net	332,047	447,353
Income taxes receivable	740	—
Prepaid expenses	49,132	45,802
Inventory and other current assets	117,629	121,700
Assets held for sale	216,197	—

Total current assets	988,369	772,905
Property, plant and equipment, net	664,949	1,109,126
Operating lease right-of-use assets	80,906	—
Goodwill	137,695	136,788
Notes receivable	68,092	63,993
Restricted cash	2,764	5,698
Intangible and other long-term assets, net	50,455	127,452

Total assets	$1,993,230	$2,215,962

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$92,966	$139,325
Accrued expenses	182,934	219,180
Income taxes payable	—	734
Current portion of decommissioning liabilities	3,649	3,538
Liabilities held for sale	44,938	—

Total current liabilities	324,487	362,777
Long-term debt, net	1,286,629	1,282,921
Decommissioning liabilities	132,632	126,558
Operating lease liabilities	62,354	—
Deferred income taxes	3,247	—
Other long-term liabilities	134,308	152,967
Total stockholders’ equity	49,573	290,739

Total liabilities and stockholders’ equity	$1,993,230	$2,215,962

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

TWELVE MONTHS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)

(unaudited)

	2019	2018
Cash flows from operating activities:
Net loss	$(255,721)	$(858,115)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	271,410	400,848
Reduction in value of assets	93,763	739,725
Other noncash items	27,651	(39,152)
Changes in working capital and other	9,325	(78,249)

Net cash provided by operating activities	146,428	165,057
Cash flows from investing activities:
Payments for capital expenditures	(140,465)	(221,370)
Proceeds from sales of assets	110,008	33,299

Net cash used in investing activities	(30,457)	(188,071)
Cash flows from financing activities:
Other	(5,292)	(2,586)

Net cash used in financing activities	(5,292)	(2,586)
Effect of exchange rate changes in cash	961	(3,135)

Net change in cash, cash equivalents, and restricted cash	111,640	(28,735)
Cash, cash equivalents and restricted cash at beginning of period	163,748	192,483

Cash, cash equivalents, and restricted cash at end of period	$275,388	$163,748

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

REVENUE BY GEOGRAPHIC REGION BY SEGMENT

(in thousands)

(unaudited)

	Three months ended,
	December 31, 2019	September 30, 2019	December 31, 2018
U.S. land
Drilling Products and Services	$36,271	$46,590	$46,732
Onshore Completion and Workover Services	67,571	75,973	105,172
Production Services	26,205	32,620	47,103
Technical Solutions	7,774	7,283	7,993

Total U.S. land	$137,821	$162,466	$207,000

U.S. offshore
Drilling Products and Services	$34,056	$33,895	$30,540
Onshore Completion and Workover Services	—	—	—
Production Services	14,632	18,295	18,603
Technical Solutions	46,655	40,771	40,325

Total U.S. offshore	$95,343	$92,961	$89,468

International
Drilling Products and Services	$28,299	$30,700	$28,028
Onshore Completion and Workover Services	—	—	—
Production Services	59,754	47,872	44,228
Technical Solutions	14,855	22,586	20,723

Total International	$102,908	$101,158	$92,979

Total Revenues	$336,072	$356,585	$389,447

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

SEGMENT HIGHLIGHTS

(in thousands)

(unaudited)

	Three months ended,
	December 31, 2019(1)	September 30, 2019(1)	December 31, 2018(1)
Revenues
Drilling Products and Services	$98,626	$111,185	$105,300
Onshore Completion and Workover Services	67,571	75,973	105,172
Production Services	100,591	98,787	109,934
Technical Solutions	69,284	70,640	69,041

Total Revenues	$336,072	$356,585	$389,447

Income (Loss) from Operations
Drilling Products and Services	$27,631	$37,991	$27,143
Onshore Completion and Workover Services	4,263	982	4,535
Production Services	(8,764)	(4,136)	(3,893)
Technical Solutions	8,047	1,583	6,356
Corporate and other	(21,636)	(21,689)	(27,054)

Total Income from Operations	$9,541	$14,731	$7,087

EBITDA
Drilling Products and Services	$46,946	$58,159	$53,193
Onshore Completion and Workover Services	10,023	7,835	20,964
Production Services	3,288	7,927	12,432
Technical Solutions	13,514	6,492	11,677
Corporate and other	(20,489)	(20,520)	(25,701)

Total EBITDA	$53,282	$59,893	$72,565

(1)

Income (loss) from operations and EBITDA exclude the impact of special items for the three months ended December 31 and September 30, 2019 and December 31, 2018. For Non-GAAP reconciliations, refer to Table 2 below.

Non-GAAP Financial Measures

The following table reconciles net income/loss from continuing operations, which is the directly comparable financial measure determined in accordance with Generally Accepted Accounting Principles (GAAP), to adjusted income/loss from continuing operations (non-GAAP financial measure). This financial measure is provided to enhance investors’ overall understanding of the Company’s current financial performance.

Reconciliation of Consolidated Adjusted Net Loss

(in thousands)

(unaudited)

Table 1

	Three months ended, December 31, 2019		Three months ended, September 30, 2019		Three months ended, December 31, 2018
	Consolidated	Per Share	Consolidated	Per Share	Consolidated	Per Share
Reported net loss from continuing operations	$(6,162)	$(0.42)	$(20,507)	$(1.31)	$(317,014)	$(20.51)
Reduction in value of assets	—	—	9,571	0.61	322,713	20.88
Restructuring costs	2,896	0.20	1,877	0.12	3,934	0.25
Merger-related transaction costs	3,095	0.21	—	—	—	—
Legal settlement	—	—	(5,776)	(0.37)	—	—
Income taxes	(1,390)	(0.10)	(1,315)	(0.08)	(20,069)	(1.30)

Adjusted net loss from continuing operations	$(1,561)	$(0.11)	$(16,150)	$(1.03)	$(10,436)	$(0.68)

The following table reconciles net income/loss from continuing operations by segment, which is the directly comparable financial measure determined in accordance with GAAP, to adjusted income/loss from continuing operations and adjusted EBITDA by segment (non-GAAP financial measures). These financial measures are provided to enhance investors’ overall understanding of the Company’s current financial performance.

Reconciliation of Adjusted Income (Loss) from Operations and Adjusted EBITDA by Segment

(in thousands)

(unaudited)

Table 2

	Three months ended December 31, 2019
	Drilling Products and Services	Onshore Completion and Workover Services	Production Services	Technical Solutions	Corporate and Other	Consolidated
Reported net income (loss) from continuing operations	$27,618	$3,187	$(10,068)	$8,612	$(35,511)	$(6,162)
Restructuring costs	13	1,076	1,304	503	—	2,896
Merger-related costs	—	—	—	—	3,095	3,095
Interest expense, net	—	—	—	(1,068)	25,106	24,038
Other expense	—	—	—	—	(1,993)	(1,993)
Income taxes	—	—	—	—	(12,333)	(12,333)

Adjusted income (loss) from continuing operations	$27,631	$4,263	$(8,764)	$8,047	$(21,636)	$9,541

Depreciation, depletion, amortization and accretion	19,315	5,760	12,052	5,467	1,147	43,741

Adjusted EBITDA	$46,946	$10,023	$3,288	$13,514	$(20,489)	$53,282

	Three months ended September 30, 2019
	Drilling Products and Services	Onshore Completion and Workover Services	Production Services	Technical Solutions	Corporate and Other	Consolidated
Reported net income (loss) from continuing operations	$37,991	$(927)	$(734)	$(4,531)	$(52,306)	$(20,507)
Reduction in value of assets	—	566	1,997	7,008	—	9,571
Restructuring costs	—	1,343	377	157	—	1,877
Legal settlement	—	—	(5,776)	—	—	(5,776)
Interest expense, net	—	—	—	(1,051)	25,556	24,505
Other expense	—	—	—	—	3,353	3,353
Income taxes	—	—	—	—	1,708	1,708

Adjusted income (loss) from continuing operations	$37,991	$982	$(4,136)	$1,583	$(21,689)	$14,731

Depreciation, depletion, amortization and accretion	20,168	6,853	12,063	4,909	1,169	45,162

Adjusted EBITDA	$58,159	$7,835	$7,927	$6,492	$(20,520)	$59,893

	Three months ended December 31, 2018
	Drilling Products and Services	Onshore Completion and Workover Services	Production Services	Technical Solutions	Corporate and Other	Consolidated
Reported net income (loss) from continuing operations	$26,678	$(224,877)	$(97,425)	$7,280	$(28,670)	$(317,014)
Reduction in value of assets	—	227,801	92,252	—	2,660	322,713
Restructuring costs	465	1,611	1,280	78	500	3,934
Interest expense, net	—	—	—	(1,002)	25,747	24,745
Other expense	—	—	—	—	(2,717)	(2,717)
Income taxes	—	—	—	—	(24,574)	(24,574)

Adjusted income (loss) from continuing operations	$27,143	$4,535	$(3,893)	$6,356	$(27,054)	$7,087

Depreciation, depletion, amortization and accretion	26,050	16,429	16,325	5,321	1,353	65,478

Adjusted EBITDA	$53,193	$20,964	$12,432	$11,677	$(25,701)	$72,565

Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy, Forbes and Spieth Newco, Inc. (“Newco”), which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction; the anticipated completion of the proposed transaction and the timing thereof; the expected future results of operations and growth of Superior Energy and Newco; and plans and objectives of management for future operations of Superior Energy and Newco.

While Superior Energy believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its and Newco’s business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained or other closing conditions are not satisfied; local, regional and national economic conditions and the impact they may have on Superior Energy, Forbes, Newco and their customers; conditions in the oil and gas industry, especially oil and natural gas prices and capital expenditures by oil and gas companies; the debt obligations of Superior Energy and Newco following the transaction and the potential effect of limiting Superior Energy’s and/or Newco’s ability to fund future growth and operations and increasing their respective exposure to risk during adverse economic conditions; the financial condition of Superior Energy’s and Newco’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the potential additional costs relating to any reviews, investigations or other proceedings by government authorities or shareholder actions.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior Energy’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior Energy’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.superiorenergy.com. Except as required by law, Superior Energy expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Newco has filed a registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of Newco and Forbes, with the SEC. A definitive joint proxy statement/prospectus will be filed with the SEC once the registration statement becomes effective. While the registration statement and joint proxy statement/prospectus have not yet become effective and the information therein is subject to change, they provide important information about the transaction. INVESTORS AND SECURITY HOLDERS OF SUPERIOR ENERGY AND FORBES ARE ADVISED TO CAREFULLY READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, AND TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Forbes in connection with the Forbes shareholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Superior Energy, Forbes and Newco with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.superiorenergy.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Superior Energy, Forbes and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Superior Energy’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2019, and Forbes’ proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.